Exhibit 4.36
Biokeys Pharmaceuticals, Inc
333 N. Sam Houston Pkway, Suite 1035
Houston, TX 77060
(281) 272-0000 T
(281) 272-1149 F

April 12, 2002
BY FEDERAL EXPRESS
Emisphere Technologies, Inc.
765 Old Saw Mill River Road
Tarrytown, NY 10591
     Attention:     Dr. Michael Goldberg, Chairman and Chief Executive Officer
     Re:     Preliminary Agreement
Dear Dr. Goldberg;
     This will confirm the terms of our recent discussions concerning an agreement between Emisphere Technologies, Inc. (“ETI”) and Biokeys Pharmaceuticals, Inc. (“BPI”), as follows:
1. Purchase of Series B Convertible Stock. ETI hereby purchases and BPI agrees to issue and sell 200,000 shares of a new class of Series B Convertible Preferred Stock, $0.01 par value, at a purchase of $1.50 per share or a total purchase price of $300,000. The purchase price shall be paid by wire transfer.
2. Terms of Series B Preferred Stock. The Series B Preferred Stock will have a liquidation preference of $1.50 per share and will be convertible into Common Stock on a share-for-share basis.
3. Warrants. In addition to the issuance to the preferred stock, BPI agrees to issue to ETI five-year warrants for the purchase of BPI Common Stock at an exercise price of $2.40 per share, with 25% warrant coverage.
4. Registration Rights. BPI agrees to register the shares of Common Stock underlying the Series B preferred stock and the warrants within six months of the date hereof. If BPI does not complete such registration within such six month period, ETI will have a one-time demand registration right beginning at the end of such six month period, and BPI shall cause such registration statement to be prepared and filed and use its best efforts to make same effective promptly.
5. Option for Additional Investment. BPI hereby grants ETI the option, exercisable during a period of 60 days commencing with the date of this Agreement, to purchase up to an additional $4,000,000 of Series B Preferred Stock on the same terms and conditions on those set forth above. Such option shall be exercisable by ETI’s written notification to BPI stating the amount of Preferred B Stock it elects to purchase, which purchase shall include warrants at 25% warrant coverage, on the same terms as set forth above.
6. Improvement of Terms. If, at any time during the next 60 days, BPI receives an offer from an investor or investor group to purchase BPI equity on terms more advantageous to such investor than those set forth in this Agreement with the respect to ETI, the terms and conditions stated in this letter with respect to ETI’s investment shall be amended within ten (10) days of receipt of said offer so that they are the equivalent of such improved terms, and BPI shall execute and deliver any documents required to reflect such improved terms with respect to the Series B Stock and the Warrants.
7. Option to Serve as Preferred Provider. During the next 60 days, ETI shall have a right of first refusal to serve as the preferred provider for any enhancement of any BPI product requiring an oral delivery system, and such option period to serve as a preferred provider shall be extended for a period of two years from the date that ETI makes an investment of at least $2,000,000 in BPI in accordance with Paragraph 5 above.

8. More Detailed Agreements. This Agreement is intended to serve as a preliminary agreement, and the parties contemplate that it will be replaced with more detailed and definitive agreements to be prepared by the parties and their attorneys within twenty (20) days from the date of execution of this agreement. However, until such detailed definitive agreements are concluded, this agreement will represent the agreement of the parties.
9. Jurisdiction and Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, applicable to contracts to be fully performed within the State of New York, without regard to the conflicts of low principles thereof. Any controversy or claim arising out of or relating to this Agreement or the breach thereof, whether involving remedies at law or in equity, shall be adjudicated in New York. The parties consent to personal jurisdiction, service and venue in any Federal or State Court within the Stale of New York.
     We look forward to a close and productive relationship between our two companies. Please sign and return a copy of this letter to indicate your consent,

Sincerely yours,

BIOKEYS PHARMACEUTICALS, INC.

		BY:	/s/ Nicholas J. Virca

President
AGREED:

EMISPHERE TECHNOLOGIES, INC.

By:	/s/ Michael M. Goldberg

Authorized Officer

Biokeys Prelim